LEAD INVESTOR

Wavemaker Labs Asia, Inc

Financial Technology (Fintech) Innovation has the potential to level the playing field for underbanked individuals and underserved small businesses. Talino Venture Labs is addressing this large market opportunity through its proven business model as a profitable venture studio. Talino has successfully executed joint ventures with large enterprises and attracted innovative start-up founders to deliver market innovation to Inclusive Fintech globally. We are excited to be an investor and a partner of Talino Venture Labs in creating shareholder value with the mission to accelerate financial and economic inclusion around the world.

Invested $100,000 this round & $200,000 previously

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